

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 6, 2008

Mr. David Brant
Chief Financial Officer and Senior Vice President, Finance
Airspan Networks Inc.
777 Yamato Road, Suite 310
Boca Raton, FL 33431

      RE: Airspan Networks Inc.
             Form 10-K for the year ended December 31, 2007
             Filed March 12, 2008
             File No. 000-31031

Dear Mr. Brant:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 21

Elements of Compensation, page 22

1. On page 23 under "Annual Incentives", you state that "[t]he Committee has determined to use performance goals related to revenue, gross profit . . . and share price performance compared to a selected peer group of companies." In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S/K, please identify the benchmarked companies. In addition, please discuss how the Compensation Committee used the benchmarking information to determine the levels and amounts of named executive officer compensation. We note your disclosure of the group of 14 benchmarked companies termed the "Compensation Comparison Group" under "Base Salary" on page 22.

Potential Payments upon Termination or Change in Control, page 35

2. In future filings, discuss how your termination payment arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3354 with any questions.

Sincerely,

Robert Bartelmes
Senior Financial Analyst